RAPT Therapeutics, Inc.

561 Eccles Avenue

South San Francisco, California, 94080

June 27, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joshua Gorsky

Re:	RAPT Therapeutics, Inc.

Registration Statement on Form S-3 Filed June 24, 2022

File No. 333-265812

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, RAPT Therapeutics, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-265812) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on June 29, 2022 or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Courtney M.W. Tygesson of Cooley LLP at (312) 881-6500 and that such effectiveness also be confirmed in writing.

Very truly yours,

RAPT Therapeutics, Inc.

By:	/s/ Rodney Young
Rodney Young
Chief Financial Officer

cc:	Courtney M.W. Tygesson, Cooley LLP